Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

September 25, 2014

Investment Funds Affiliated with Rhône Capital Extend Tender Offer for up to 20% of the
Common Stock of Elizabeth Arden, Inc. until October 1, 2014

NEW YORK, New York – Sept. 25, 2014 – Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (the “Rhône Funds”), investment funds affiliated with Rhône Capital L.L.C. (“Rhône Capital”), today extended their previously announced tender offer for up to 6,442,013 shares of common stock of Elizabeth Arden, Inc. (“Elizabeth Arden”), at a cash purchase price of $17.00 per share, until midnight, New York City time, at the end of Wednesday, October 1, 2014.

The tender offer has been extended to allow shareholders to consider revised disclosures in an amendment (the “Amendment”) to the tender offer statement on Schedule TO previously filed with the U.S. Securities and Exchange Commission (the “SEC”). The Amendment contains additional information regarding the tender offer and the Rhône Funds, including their plans and intentions with respect to Elizabeth Arden. Shareholders are encouraged to carefully review the Schedule TO (as previously amended) and the Amendment. Shareholders may obtain these documents free of charge from the SEC’s website at www.sec.gov, or by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 (U.S. toll free).

The tender offer had been previously set to expire at midnight, New York City time, at the end of Thursday, September 25, 2014. Except for the extension of the expiration date, all other terms and conditions of the tender offer remain unchanged.

The Depositary for the tender offer is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. Based on information received from the Depositary, as of the close of business on September 24, 2014, approximately 1,317,306 shares of Elizabeth Arden common stock had been tendered and not withdrawn from the offer. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of extension of the tender offer.

Rhône Capital is a global private equity firm with a focus on investments in market leading businesses with a pan-European or transatlantic presence and expansion prospects, with prior experience in the consumer product, retail and beauty sectors and with a track record of adding value in public companies as a minority investor.

Important information about the tender offer

This press release is neither an offer to purchase nor a solicitation to buy any shares, nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares is being made solely pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that the Rhône Funds are filing with the SEC. The Rhône Funds have filed a Tender Offer Statement on Schedule TO with the SEC, and two amendments thereto, in connection with the commencement of the offer. Shareholders should read those materials and the documents incorporated therein by reference carefully, because they contain important information, including the various terms and conditions of the tender offer. Shareholders may obtain these documents free of charge from the SEC’s website at www.sec.gov, or by contacting Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 (U.S. toll free). Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

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Contact:

M. Allison Steiner

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

(212) 218-6700